

August 27, 2021

Rebecca Chambers
Chief Financial Officer
Veracyte, Inc.
6000 Shoreline Court, Suite 300
South San Francisco, CA 94080

>   **Re: Veracyte, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed February 22, 2021**
>   **Form 8-K filed May 15, 2021**
>   **File No. 001-36156**

Dear Ms. Chambers:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 15, 2021

Item 2.01. Completion of Acquisition or Disposition of Assets, page 1

1.   We note that you consummated the Decipher Bioscience acquisition on March 12, 2021 but have not filed audited financial statements of the acquired business or pro forma information relating to the acquisition. Please provide us with your calculations of the significance tests outlined in Rule 1-02(w) of Regulation S-X that you used in applying the requirements of Rule 3-05 and Article 11 of Regulation S-X.

Rebecca Chambers
Veracyte, Inc.
August 27, 2021
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences